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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

COMSYS IT Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92330P10
(CUSIP Number)
Vincent Altamura, Esq.
Legal Division NC0630 Wachovia Corporation
One Wachovia Center
301 South College Street
 30th Floor Charlotte, North Carolina 28288-0630
 (704) 383-4903
With a copy to:
T. Richard Giovannelli, Esq.
Kennedy Covington Lobdell & Hickman, L.L.P.
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7484
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92330P10	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	WACHOVIA INVESTORS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑[1]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,580,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,580,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,580,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
1. As a result of being party to the Voting Agreement (as described in Item 6 of the original Schedule 13D filed October 12,
2004), Wachovia Investors may be considered a member of a “group” for purposes of this Schedule 13D. Wachovia
Investors expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein) beneficially owned by the Other Stockholder Parties (as defined therein) to the Voting Agreement.
Page 2 of 6 Pages

CUSIP No.	92330P10	Page	3	of	6

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	WACHOVIA CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑[2]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,580,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,580,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,580,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC
2 As a result of Wachovia Investors being party to the Voting Agreement (as described in Item 6 of the original Schedule 13D filed October 12, 2004), Wachovia Corporation may be considered a member of a “group” for purposes of this Schedule
13D. Wachovia Corporation expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Other Stockholder Parties to the Voting Agreement.
Page 3 of 6 Pages

EXPLANATORY NOTE: This Amendment No. 3 (this “Amendment”) is filed jointly on behalf of (i) Wachovia Investors, Inc., a North Carolina corporation (“Wachovia Investors”), by virtue of its direct beneficial ownership of common stock (“Common Stock”) of COMSYS IT Partners, Inc., a Delaware corporation (the “Company”), and (ii) Wachovia Corporation, a North Carolina corporation (“Wachovia Corporation”), in its capacity as the sole parent company of Wachovia Investors (together with Wachovia Investors, the “Reporting Persons”). This Amendment, among other things, supplements and amends the Schedule 13D filed by the Reporting Persons on October 12, 2004, as amended by Amendment No. 1 filed on January 30, 2007, and Amendment No. 2 filed on February 12, 2007 (the “Schedule 13D”), to report the sale by Wachovia Investors of 374,037 shares of Common Stock pursuant to an Option Agreement entered into by Wachovia Investors on July 19, 2004. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are described to such terms in the Schedule 13D.
     The Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction.
     Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following:
     As described in Item 6, Wachovia Investors entered the Option Agreement on July 19, 2004 with the Option Holders pursuant to which it agreed to sell an aggregate of up to 1,651,417 shares of Common Stock at an exercise price of $13.90 per share. On May 25, 2007, Wachovia Investors sold 296,583 and 77,454 shares of Common Stock to JPM Institutional and to JPM Private, respectively, pursuant to the exercise of their rights under the Option Agreement to purchase such shares. In accordance with the terms of the Option Agreement, the sale price of all shares sold by Wachovia Investors to JPM Institutional and JPM Private was $13.90 per share.
     After giving effect to the sale of such shares to JPM Institutional and JPM Private, Wachovia Investors beneficially owns an aggregate of 3,580,917 shares of Common Stock. Additionally, following such sale, all shares subject to such Option Agreement had been sold such that no additional shares of Common Stock owned by Wachovia Investors remain subject to such Option Agreement.
     Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person does reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) of this Schedule 13D is hereby amended and supplemented by adding the following:
       (a) On May 25, 2007, after giving effect to the sale of 374,037 shares of Common Stock pursuant to the Option Agreement and based upon an aggregate of 19,701,237 shares of Common Stock outstanding (as reported in the Company’s Form 10-Q for the quarter ended April 1, 2007 filed on May 9, 2007), Wachovia Investors beneficially owned an aggregate of 3,580,917 shares of Common Stock or approximately 18.2% of the outstanding Common Stock. Wachovia Corporation, in its capacity as the sole parent company of Wachovia Investors, may be deemed to beneficially own an aggregate of 3,580,917 shares, or approximately 18.2%, of the outstanding Common Stock.
     Item 5(b) and (c) of this Schedule 13D are hereby amended and restated as follows:
Page 4 of 6 Pages

       (b) Wachovia Investors has shared power to vote and shared power to dispose of 3,580,917 shares of the Common Stock. Wachovia Corporation, in its capacity as sole parent company of Wachovia Investors, may be deemed to have shared power to vote and shared power to dispose of 3,580,917 shares of the Common Stock. By virtue of the Voting Agreement, however, each member of the 13D Group, including Wachovia Investors and Wachovia Corporation, may be deemed to have shared power to vote all shares of Common Stock owned by the 13D Group.
       (c) Pursuant to the Option Agreement, Wachovia Investors sold 296,583 and 77,454 shares of Common Stock on May 25, 2007 to JPM Institutional and to JPM Private, respectively. In accordance with the Option Agreement, the sale price for all such shares was $13.90 per share.
     Except as described in this Item 5(c) and as otherwise described in Items 4, 5(a), and 6 hereto, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
     As described in Item 4, on July 19, 2004, Wachovia Investors entered into the Option Agreement with the Option Holders, pursuant to which Wachovia Investors agreed to sell up to 1,651,417 shares of Common Stock at an exercise price of $13.90 per share. As described in Item 5, Wachovia Investors sold 296,583 and 77,454 shares of Common Stock on May 25, 2007 to JPM Institutional and to JPM Private, respectively. Following such sale, all shares subject to such Option Agreement had been sold such that no additional shares of Common Stock owned by Wachovia Investors remain subject to such Option Agreement.
Item 7. Material to Be Filed as Exhibits

Exhibit	Name

99.1	Joint Filing Agreement, dated as of May 25, 2007 by and among the Reporting Persons	Filed herewith
Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 25, 2007

WACHOVIA INVESTORS, INC.

By: :	/s/ Courtney R. McCarthy

Name:	Courtney R. McCarthy
Title:	Vice President

WACHOVIA CORPORATION

By: :	/s/ Courtney R. McCarthy

Name:	Courtney R. McCarthy
Title:	Vice President
Page 6 of 6 Pages